Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-167807 May 17, 2011

Central Banks and Gold: Still Net Buyers

By Kevin Feldman

There are a number of reasons why gold and silver don’t move in concert, but one notable reason is the purchasing of gold by central banks, which have historically viewed gold as part of their reserves.

In 2010, for the first time in 20 years, the world’s central banks bought more gold than they sold, perhaps a reflection of anxieties following the global economic crisis and a sense of gold’s historical reputation as a repository of value. Over the past three years, Europe’s central banks really haven’t sold any gold at all; between December 2010 and February 2011, they collectively sold a whopping .2 tons of their gold, according to a recent report.

But they are buying gold. Russia has been purchasing gold every month this year, adding 18.8 tons since January. Bolivia has increased its reserves by over a third, from 28 tons to 37 tons. Also since January, according to Bloomberg, Mexico bought 93.3 tons of gold (formerly it held just 6.9 tons); in the same period, Thailand bought 9.3 tons.

Why is this important? Because these purchases by the world’s central banks aren’t likely to turn into sales anytime soon. With Western central banks still stabilizing the global economy with exceptionally low interest rates and emerging market countries keen to diversify their dollar reserves, there’s still plenty of room for continued buying.

That’s no guarantee that the price of gold will continue to rise, of course, or that it won’t even drop. There are other players, like hedge fund investors, in the picture.

But it is one reason not to draw conclusions about the direction of the price of gold by looking at the price of silver.

Source: World Gold Council

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